Agi Announces Share Repurchase Program

São Paulo, October 27th, 2026 – Agi Inc (NYSE: AGBK), (“Agi”) announced today that its board of directors has approved a share repurchase program. Under the repurchase program, Agi may repurchase up to 3 million shares of its outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning on October 27th, 2026 continuing until the earlier of the completion of the repurchase or October 27th, 2027, depending upon market conditions. Agi’s board of directors will review the repurchase program periodically and may authorize adjustments to its terms and size or suspend or discontinue the repurchase program. Agi expects to utilize its cash balances derived from retained and future earnings to fund repurchases made under the repurchase program.

The repurchase program reflects the conviction of Agi’s board of directors and management in the long-term value of the company and in the strength of its business model. It is consistent with Agi’s disciplined approach to capital allocation, which prioritizes the sustainable growth of the business while maintaining prudent levels of capital and liquidity, and provides the company with an additional tool to return capital to shareholders over time.

Under the share repurchase program, repurchases may be made from time-to-time in the open market, in derivative transactions and pursuant to negotiated purchases in compliance with Rule 10b-18 and/or Rule 10b5-1, promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. The actual timing, number and value of shares repurchased under the repurchase program will depend on several factors, including constraints specified in the Rule 10b-18, price, general business and market conditions, and alternative investment opportunities. The repurchase program does not obligate Agi to acquire any specific number of shares in any period, and may be expanded, extended, modified or discontinued at any time.

About Agi

Agi stands for a banking experience that welcomes and empowers all Brazilians through a business model that is unique in Brazil. Designed to serve a customer base that represents the majority of the Brazilian population, our model addresses needs that remain outside the priorities of traditional large banks and purely digital banks. We believe we fill a gap in the market by serving, with quality and dignity, customers who are often overlooked.

Our hybrid model combines a fully digital bank that is light, fast, and easy to use, complemented by physical branches that offer a welcoming, agile, and accessible in-person experience for all Brazilians. We develop tailored solutions and provide a simple, inclusive customer journey for non-digital-native clients, creating a meaningful competitive advantage. We believe this approach enables us to attract more customers, build long-lasting relationships, and strengthen our business.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Agi Inc’s control. Agi Inc’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, regulatory or tax developments, changes in its business, industry, or local or global economic and other developments.

Press & Investor Contact

Media: agibank@incrinc.com

Investors: investors.agiinc.com